SO
3-11-02



02007550

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SEC FILE NUMBER
8-40822

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.



PROCESSING
RECEIVED
MAR 01 2002
140
WASH. D.C.
SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Simpson Ln
(No. and Street)

Falmouth, MA 02540
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Ross 508-548-1707
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Merfeld & Co., LLC
(Name — *if individual, state last, first, middle name*)

21 Merchants Row 5th Floor Boston MA 02109
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VL 3-22-02

OATH OR AFFIRMATION

I, Richard A. Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Equities, Inc., as of December 31, 19x 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COASTAL EQUITIES, INC.

FINANCIAL STATEMENTS

TABLE OF CONTENTS

DAVID MERFELD LLC
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Board of Directors
Coastal Equities, Inc.
Falmouth, Massachusetts

We have audited the accompanying statement of financial condition of Coastal Equities, Inc. as of December 31, 2001 and the related statements of income, of changes in stockholder's equity, and of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates used by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Equities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Merfeld LLC

Boston, Massachusetts
January 22, 2002

COASTAL EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

See Auditor's Report

ASSETS

Current assets		
Cash and cash equivalents	$	28,818
Accounts receivable		97,395
Reimbursements receivable from brokers		4,811
Prepaid expenses		800
Total current assets		131,824
Other assets		
Equipment and furnishings, net of accumulated depreciation of $15,919		2,115
Marketable security held for investment		48,707
Deposit with correspondent broker		25,000
Total other assets		75,822
Total assets	$	207,646

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Commissions payable	$	65,829
Accounts payable		16,758
Accrued expenses		6,935
Total liabilities		89,522
Stockholder's equity		
Common stock, $.01 par value Authorized 200,000 shares Issued and outstanding 10,000 shares		100
Capital in excess of par value		29,441
Retained earnings		88,583
Total stockholder's equity		118,124
Total liabilities and stockholder's equity	$	207,646

See notes to financial statements

COASTAL EQUITIES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2001

See Auditor's Report

Income before extraordinary item	
Revenues	
Commissions	$ 1,075,342
Investment income	16,891
Total revenues	1,092,233
Expenses	
Salaries and benefits	59,261
Commissions	728,758
Clearing charges	140,294
Registration fees	5,233
Office supplies and expense	5,477
Telephone	3,777
Rent	6,300
Advertising	1,000
Travel and entertainment	1,085
Software maintenance	2,520
Accounting and consulting	6,725
Depreciation and amortization	1,289
Other	1,326
Total expenses	963,045
Income before extraordinary item	129,188
Extraordinary item - settlement of lawsuit, net of reimbursements from brokers	35,253
Net income	$ 93,935

See notes to financial statements

COASTAL EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2001

See Auditor's Report

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance, January 1, 2001	$ 100	$ 29,441	$ 29,648	$ 59,189
Net income			93,935	93,935
Dividends paid			(35,000)	(35,000)
Balance, December 31, 2001	$ 100	$ 29,441	$ 88,583	$ 118,124

See notes to financial statements

COASTAL EQUITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2001

See Auditor's Report

Cash flows from operating activities		
Commission revenue received	$	1,047,406
Operating expenses paid		(941,814)
Interest income received		18,184
Lawsuit settlement paid		(91,551)
Lawsuit settlement reimbursements received		20,298
Net cash provided by operating activities		52,523
Cash flows from investing activities		
Sale of marketable security		43,000
Purchase of marketable security		(50,000)
Net cash provided by operating activities		(7,000)
Cash flows from financing activities		
Dividends paid		(35,000)
Cash flows		10,523
Cash and cash equivalents, beginning of year		18,295
Cash and cash equivalents, end of year	$	28,818

Reconciliation of net income to cash provided by operating activities		
Net income	$	93,935
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation and amortization		1,289
Change in market value of securities		1,293
Changes in assets and liabilities		
Accounts and reimbursements receivable		(30,913)
Commissions payable		21,452
Accounts payable		1,915
Accrued expenses		(448)
Settlement payable		(36,000)
Net cash provided by operating activities	$	52,523

See notes to financial statements

COASTAL EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

A. Securities dealer registration and nature of operations

Coastal Equities, Inc. (the "Company") is registered with the National Association of Securities Dealers and the Securities and Exchange Commission ("SEC") as a broker/dealer in securities. In order to maintain this status, the Company is required to maintain net capital, as defined by the SEC, of in excess of $5,000. At December 31, 2001, net capital was $107,903.

The Company has independent brokers who operate four offices in three states. Its primary source of revenue is commissions and investment advisory fees for providing brokerage services to small businesses and individuals. Each broker receives a share of the commissions earned, and is responsible for his or her own expenses.

B. Significant accounting policies

Significant accounting policies employed in the preparation of these financial statements include:

Estimates: The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimates.

Commission revenue and expense are recognized as the transactions that give rise to the income and expense close.

Depreciation of equipment and furnishings is being provided over 5-year lives using the straight-line method. Repairs and maintenance are charged to expense as incurred.

Cash and cash equivalents includes bank accounts and all highly liquid debt instruments purchased with original maturities of less than three months.

C. Settlement of lawsuit

During 2000, a lawsuit against numerous parties was resolved. Of the defendants, only the Company was still in operation and solvent. Management reached a settled with the plaintiffs in 2001 by agreeing to pay a total of $90,000. Under the terms of its contracts with its brokers, the Company is entitled to a full reimbursement for any losses of this nature. Some of these brokers are unreachable or insolvent, and management was able to recover only a portion of the loss from it's brokers:

Total settlement	$90,000
Share recovered from brokers, net of legal fees	18,747
Net estimated loss	71,253
Loss recognized in 2000	36,000
Remainder of loss – recognized in 2001	$35,253

D. Deposit with correspondent broker

Because the Company does not handle customer securities or trades directly, it has entered into a relationship with a clearing, or correspondent, broker. As part of the terms of its contract with this broker, it maintains with them a $25,000 deposit, held in a money-market fund. Interest earned on this account inures to the benefit of the Company.

E. Investment in marketable security

The Company's investments in marketable securities are held for an indefinite period and thus are classified as available for sale. Available-for-sale securities are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period included in income for the period. Fair value of the security, a mutual fund, was $48,707 at December 31, 2001.

F. Operating lease

The Company leases its office space under a tenancy-at-will, with monthly rent of $525.

G. Income taxes

The Company has elected to be taxed as an "S" corporation for federal and state income tax purposes. As such, all taxable income is recognized, and all income taxes are paid, by the stockholder.

DAVID MERFELD LLC
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Board of Directors
Coastal Equities, Inc.
Falmouth, Massachusetts

I have audited the accompanying financial statements of Coastal Equities, Inc. as of and for the year ended December 31, 2001 and have issued my report thereon dated January 22, 2002. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Merfeld LLC

Boston, Massachusetts
January 22, 2002

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Coastal Equities, Inc. as of 12/31/01

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 118,124	3480
2.	Deduct ownership equity not allowable for Net Capital			-	3490
3.	Total ownership equity qualified for Net Capital				3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 118,124	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 2,915	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities - proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	2,915	3620
7	Other additions and/or allowable credits (List)				3630
8	Net capital before haircuts on securities positions			$ 115,209	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	7,306	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	7,306	3740
10.	Net Capital			$ 107,903	3750

OMIT PENNIES

DAVID MERFELD LLC
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Board of Directors
Coastal Equities, Inc.
Falmouth, Massachusetts

In planning and performing my audit of the financial statements of Coastal Equities, Inc. and supplemental schedule for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3 3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which management has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risks that they may become

inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered be the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and should not be used for any other purpose.

David Merfeld LLC

Boston, Massachusetts
January 22, 2002

Coastal Equities, Inc.

Audited Financial Statements
December 31, 2001


RECEIVED